UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 12, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 12, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatality at Harmony’s Elandsrand mine
Johannesburg. Wednesday, 12 August 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a mineworker succumbed to his injuries yesterday after being injured during an accident at Harmony's Elandsrand mine near Carletonville on Friday morning. The accident occurred during scraper cleaning operations in a stoping workplace.
Management together with the Department of Mineral Resources commenced investigations yesterday.
Harmony’s Chief Executive Officer, Graham Briggs says, “The loss of life is tragic and we express our sincere condolences to the bereaved family. During the past financial year, safety at Elandsrand received priority attention and commendable improvements in safety were recorded as a resulted of the effective behaviour-based safety initiatives that were implemented at the mine. It saddens us that despite these measures, the fatality occurred.”
ends.
Issued by Harmony Gold Mining Company Limited
12 August 2009
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27(0)82 759 1775
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228